Exhibit 1

Contact: Mark Greenberg
         (973) 455-5445


               ALLIEDSIGNAL FILES PRELIMINARY SEC MATERIALS FOR
           CONSENT SOLICITATION TO ELECT ADDITIONAL AMP DIRECTORS;
                    ASKS AMP TO SET AUGUST 31 RECORD DATE


     MORRIS TOWNSHIP, New Jersey, August 12, 1998 - AlliedSignal Inc. (NYSE: ALD) announced today it is filing preliminary materials with the Securities and Exchange Commission for its consent solicitation of the shareowners of AMP Incorporated (NYSE: AMP).

     The consent solicitation would adopt proposals intended to elect AlliedSignal nominees as a majority of the Board of Directors. These nominees are committed to facilitating AlliedSignal's $44.50 cash tender offer for all AMP Shares, which represents a premium of more than 55% over AMP's market price before the offer was announced. AlliedSignal has also formally requested the AMP Board to set August 31 as the record date for the consent solicitation.

     AlliedSignal said, "This consent solicitation will enable AMP shareowners to adopt proposals that would:

     --fix the number of directors of AMP at 28;

     --require that the additional 17 director seats be filled by a majority vote of AMP's shareholders; and

     --elect 17 directors and senior officers of AlliedSignal as directors of AMP.

     Larry Bossidy, Chairman and Chief Executive Officer of AlliedSignal said, "We continue to hope that the AMP management and Board will meet with us promptly, and proceed in a constructive and professional manner. To ensure that AMP shareowners will not be denied the right to accept our $44.50 cash offer, and to preserve our options, we have filed preliminary consent solicitation materials. We have also asked the AMP Board of Directors to set a record date of August 31, 1998 so that we can move forward expeditiously. We believe this is a sufficient and reasonable amount of time for the Board to state its position and facilitate the process of letting AMP shareowners speak for themselves on our offer."

     Based in Morris Township, New Jersey, AlliedSignal Inc. is an advanced technology and manufacturing company serving customers worldwide with aerospace and automotive products, chemicals, fibers, plastics and advanced materials. Its 1997 sales were $14.5 billion. The company, a component of the Dow Jones Industrial Average, employs 70,500 people at 300 facilities in 40 countries. Fortune magazine recently named the company to its lists of the "Most Admired Companies" and "100 Best Companies To Work For." Information about AlliedSignal is available on the Internet at http://www.alliedsignal.com/.

                CERTAIN INFORMATION CONCERNING PARTICIPANTS

     AlliedSignal Inc. ("AlliedSignal"), PMA Acquisition Corporation ("Acquisition Subsidiary") and certain other persons named below may solicit the consent of shareholders (a) to elect seventeen nominees (the "Nominees") as directors of AMP Incorporated ("AMP") pursuant to a shareholder action by written consent (the "Consent Solicitation") and (b) in favor of the adoption of three proposals to amend the By-laws of AMP. The participants in this solicitation may include the directors of AlliedSignal (Hans W. Becherer, Lawrence A. Bossidy (Chairman of the Board and Chief Executive Officer), Ann M. Fudge, Paul X. Kelley, Robert P. Luciano, Robert B. Palmer, Russell E. Palmer, Frederic M. Poses (President and Chief Operating Officer), Ivan G. Seidenberg, Andrew C. Sigler, John R. Stafford, Thomas P. Stafford, Robert C. Winters and Henry T. Yang), each of whom is a Nominee; and the following executive officers and employees of
AlliedSignal: Peter M. Kreindler (Senior Vice President, General Counsel and Secretary), Donald J. Redlinger (Senior Vice President - Human Resources and Communications), and Richard F. Wallman (Senior Vice President and Chief Financial Officer), each of whom is a Nominee, and Robert F. Friel (Vice President and Treasurer), John W. Gamble, Jr. (Assistant Treasurer), John L. Stauch (Director, Investor Relations), Robert J. Buckley (Manager, Investor Relations), G. Peter D'Aloia (Vice President, Planning & Development) and James V. Gelly (Vice President, Finance, Aerospace Marketing, Sales & Service).

     As of the date of this communication, AlliedSignal is the beneficial owner of 100 shares of Common Stock without par value of AMP. Other than set forth herein, as of the date of this communication, neither AlliedSignal, Acquisition Subsidiary nor any of their respective directors, executive officers or other representatives or employees of AlliedSignal, any Nominees or other persons known to AlliedSignal who may solicit proxies has any security holdings in AMP. AlliedSignal disclaims beneficial ownership of any securities of AMP held by any pension plan or other employee benefits plan of AlliedSignal or by any affiliate of AlliedSignal.

     Although neither Lazard Freres & Co. LLC ("Lazard Freres") nor Goldman, Sachs & Co. ("Goldman Sachs"), the financial advisors to AlliedSignal, admits that it or any of its members, partners, directors, officers, employees or affiliates is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning Lazard Freres or Goldman Sachs, Steven J. Golub and Mark T. McMaster (each a Managing Director) and Yasushi Hatakeyama (a Director) of Lazard Freres, and Robert S. Harrison and Wayne
L. Moore (each a Managing Director) and Peter Gross and Peter Labbat (each a Vice President) of Goldman Sachs, may assist AlliedSignal in the solicitation of consents of shareholders. Both Lazard Freres and Goldman Sachs engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Lazard Freres and Goldman Sachs may trade securities of AMP for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Lazard Freres has informed AlliedSignal that as of August 6, 1998, Lazard Freres held a net long position of approximately 20,861 shares of Common Stock of AMP, and Goldman Sachs has informed AlliedSignal that as of August 7, 1998, Goldman Sachs held a net long position of approximately 800,000 shares of Common Stock of AMP.

     Except as disclosed above, to the knowledge of AlliedSignal, none of AlliedSignal, the directors or executive officers of AlliedSignal, the employees or other representatives of AlliedSignal or the Nominees named above has any interest, direct or indirect, by security holding or otherwise, in AMP.